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RECEIVED

2008 JAN 18 P 12: 22

10 January 2008

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549 [redacted]
United States of Americ

SUPPL

08000280

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 15 October 2007 up to 14 December 2007, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 1 October 2007 (ESOS 696) up to 28 December 2007 (ESOS 719).

Yours truly

Carol Au
Manager, Legal

PROCESSED
JAN 23 2008
THOMSON
FINANCIAL

encl

dlw 1/22

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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Release Date	Announcement Details
Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Dec 14 2007	MISCELLANEOUS :: OPERATING DATA FOR NOVEMBER 2007
Nov 15 2007	MISCELLANEOUS :: OPERATING DATA FOR OCTOBER 2007
Nov 15 2007	MISCELLANEOUS :: SATS' SUBSIDIARY EXPANDS FOOTPRINT TO MACAU
Nov 07 2007	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Nov 02 2007	MISCELLANEOUS :: 1H FY2007-08 RESULTS BRIEFING FOR ANALYSTS AND MEDIA HELD ON 1 NOVEMBER 2007
Oct 31 2007	SECOND QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Oct 15 2007	MISCELLANEOUS :: OPERATING DATA FOR SEPTEMBER 2007, SECOND QUARTER AND FIRST HALF OF FY2007/08

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Dec-2007 17:21:16
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for November 2007
Description	
Attachments:	SATS_OperatingData_Nov2007.pdf Total size = **65K** (2048K size limit recommended)

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This is the SATS operating data for November 2007:

	November 2007	November 2006	% change
Unit Services Handled ('000)	6.72	6.89	- 2.4
Flights Handled ('000)	7.12	7.09	+ 0.4
Cargo/Mail Processed ('000 tonnes)	141.10	137.34	+ 2.7
Passengers Handled ('M)	2.74	2.55	+ 7.6
Unit Meals Produced ('M)	1.76	1.70	+ 3.8
Gross Meals Produced ('M)	2.19	2.10	+ 4.4

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Following the same trend in October 2007, all operating indices, except Unit Services Handled, continued to record year-on-year improvement in November.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Nov-2007 17:20:48
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for October 2007
Description	
Attachments:	SATS_OperatingData_Oct2007.pdf Total size = **58K** (2048K size limit recommended)

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This is the SATS operating data for October 2007:

	October 2007	October 2006	% change
Unit Services Handled ('000)	6.87	7.05	- 2.6
Flights Handled ('000)	7.27	7.22	+ 0.6
Cargo/Mail Processed ('000 tonnes)	135.72	132.86	+ 2.2
Passengers Handled ('M)	2.62	2.48	+ 5.7
Unit Meals Produced ('M)	1.70	1.70	-
Gross Meals Produced ('M)	2.11	2.10	+ 0.5

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for Unit Services Handled and Unit Meals Produced, registered modest growth in October 2007 compared to a year ago.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Nov-2007 17:10:13
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS' Subsidiary Expands Footprint to Macau
Description	
Attachments:	SATS_CountryFoodsMacau_PressRelease.pdf Total size = **107K** (2048K size limit recommended)

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Media Release November/07

SATS' SUBSIDIARY EXPANDS FOOTPRINT TO MACAU

Macau, 15 November 2007 – Singapore Airport Terminal Services Limited (SATS) is pleased to announce that its subsidiary, Country Foods Pte. Ltd. (CF), will set up a joint venture company in Macau – a Special Administrative Region of the People's Republic of China – with two partners, Valeo Strategic Investments Co Ltd (Valeo Strategic) and Good View Fruits Co Ltd (GVF).

To be named Comidas Do Campo Macau, S.A. (Country Foods Macau, Limited), the company, upon incorporation, will have an issued and paid-up capital of 10 million Macau patacas (approximately S$1.9 million). CF will have a 70 percent equity interest in Country Foods Macau while Valeo Strategic, through its subsidiary, New Macau Catering Investments Limited, and GVF will hold 20 percent and 10 percent stakes respectively in the new company.

Country Foods Macau will supply food materials such as processed fruits and vegetables, soups, sauces, semi-processed meats as well as ready-to-eat meals and snacks for the Macau market. It plans to leverage on the opportunities arising from Macau's growing stature as a leading entertainment and leisure destination by targeting at casino, resort and restaurant operators.

Mr Clement Woon, SATS' President and Chief Executive Officer said: "Macau is already one of the world's leading entertainment and leisure destinations. It attracted a record of 22 million visitors last year and its gaming revenue has surpassed that of Las Vegas to become the highest in the world. We are very pleased to partner Valeo Strategic and GVF to tap on the growing food services market here.

"The formation of Country Foods Macau represents a further expansion of SATS' footprint in Macau as we already have an inflight catering associate here. This investment is another step to strengthen our non-airline catering business", added Mr Woon.

Mr Kevin Ho, Managing Director of Valeo Strategic, remarked: "The entry of Country Foods Macau is timely as more integrated resorts are coming on stream in Macau over the next few years. With the proven food processing and production expertise of our partner, we are

confident that Country Foods Macau will raise the standard of food hygiene and preparation here to international standards and introduce new levels of flexibility and efficiency to the local hospitality industry."

The formation of Country Foods Macau is not expected to have any material impact on the consolidated earnings per share and net tangible assets per share of SATS for the current financial year.

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering 39 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

About Country Foods Pte Ltd

Established in 1989, Country Foods Pte Ltd (CF) has grown from a small food company to become a leading manufacturer of chilled, frozen and processed food in Singapore. CF has continuously moved up the value chain by being at the forefront of food innovation and technology and tailoring food solutions to meet the changing lifestyles and tastes of consumers. Today, it boasts an international clientele of well-known fast-food restaurant and café chains, convenience stores as well as other food establishments and institutions. CF is a 66.67 percent-owned subsidiary of SATS.

For more information on CF, please visit www.countryfoods.com.sg.

About Valeo Strategic Investments Co Ltd

Valeo Strategic Investments Co Ltd (Valeo Strategic) is a strategic investment company based in Macau. Founded by the late Mr William Ho, Valeo Strategic has strong expertise in direct investment and management advisory across a range of sectors in Greater China and Southeast Asia, including aviation and transport, light industry and manufacturing, and real

estate investment. Its mission is to add strategic value for shareholders and joint venture partners.

About Good View Fruits Co. Ltd.

Good View Fruits Co. Ltd. (GVF) is a major distributor and food processing company in Hong Kong. It supplies over 35,000 kg of fruits and vegetables daily, with annual sales of HKD180 million.

Started in 1982, GVF has since expanded its operations to Macau, Shenzhen and Guangzhou, with an established customer base in airline catering, hotel and food service industries. The company has its own sourcing, logistics, warehousing and food processing facilities, as well as fruits farms in China, Malaysia and Thailand.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2007 18:52:10
Announcement No.	00133

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	SATS_MTN_30Sep07.pdf Total size = **472K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Christina Choo / Ms Jane Lim

**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")**

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 September 2007:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 23 October 2007

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co Reg. No 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Nov-2007 12:45:16
Announcement No.	*00028*

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	1H FY2007-08 Results Briefing for Analysts and Media held on 1 November 2007
Description	The 2Q and 1H FY2007-08 results briefing for analysts and media was held on 1 November 2007. Attached are the presentation slides and a summary of the Q&As for the session.
Attachments:	Q-As_ResultsBriefing_1Nov07.pdf 1H0708_SATSResultsReview.pdf Total size = **513K** (2048K size limit recommended)

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Question and Answer Session at
1H FY2007-08 Results Briefing for Analysts / Media
1 November 2007

a) SATS Management Panel

Mr Ng Chin Hwee - President & Chief Executive Officer
Mr Karmjit Singh - Chief Operating Officer
Mr Goh Soo Lim - Chief Financial Officer

Also present: Mr Clement Woon - President & Chief Executive Officer

b) Analysts

Ms Corinne Png - Citi
Mr Ivan Lim - Citi
Mr Andy Sim - DBS Vickers
Mr Rohan Suppiah - Kim Eng Research
Mr Chin Y Lim - Morgan Stanley
Ms Meenal Kumar - OCBC Research

c) Media

Ms Cheow Xin Yi - TODAY

Queries raised by analysts

1. What do you intend to do with your cash balances?

SATS:

- The review of our capital structure is ongoing. In the review, we need to take into account the investment plans that we are looking at over the next two to three years, the industry outlook as well as our capex requirements.
- As for dividend, we have been exceeding our target dividend payout ratio of 40%.
- We will be able to give more clarity on our review towards the end of this financial year.

2. Why did you lose the Qatar Airways account? Was it because of price?

SATS:

- We are not in a position to ascribe reasons for Qatar Airways' switch in ground handler.
- Airlines switch suppliers for a number of reasons, not just because of price. We believe our pricing was competitive.
- While we have lost the ground handling contract, our inflight catering contract with Qatar Airways stays.

3. I noticed that SATS' second quarter inflight revenue increased by a smaller quantum compared to the number of meals produced. Is it because SATS is now catering for airlines at a lower price range?

SATS:

- There is a combination of factors affecting pricing of meals. These will include the overall market price points, the volume of meals required by an airline, the type of menu chosen by an airline as well as food costs.

4. Concerning SATS' JVs in India, are you able to replicate your success in Hyderabad in other Indian cities?

SATS:

- It is our intention to expand to the other cities in India eg. Mumbai and New Delhi.
- We have a good partnership with Air India and Indian Airlines. Further ventures would be dependent on a mutual decision to work together again.

5. I have noticed that your overseas expansion is largely into greenfield projects. Is this your preference?

SATS:

- We do not specifically pick greenfield projects. Our investments would depend on the opportunities that are available and more importantly, they must have a good fit with our expansion strategy.

6. Does your presence in China cover Beijing only?

SATS:

- SATS' network covers not just Beijing only. Through our Beijing ground handling and inflight catering JVs, we have extended our presence to eight other second tier airports in China.

7. **With SIA's acquisition of China Eastern Airlines, does this also mean more business for SATS in the area of ground handling and catering?**

SATS:

- The SIA's acquisition of China Eastern is purely an airline deal. Developments at that level may or may not extend beyond to include SIA's subsidiaries.
- Having said that, any potential JV that SATS looks at will have to be in line with our expansion strategy and financial criteria.

Briefing for Analysts & Media

Financial Results for 2Q and First Half of FY2007/08

1 November 2007

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A Subsidiary of SINGAPORE AIRLINES

- Financial Highlights
- Financial Review
  - Group
  - Associate Companies
  - Interim Dividend
- Commercial Update
- Overseas Expansion
- Outlook

Financial Highlights

GROUP

1H07/08 Performance

	1H07/08	vs 1H06/07	
Revenue	$469.9M	-$0.5M (-0.1%)	• Discounts & flights suspension • Offset by higher meals volume
Expenditure	$376.4M	+$3.2M (+0.9%)	• Higher staff & raw materials costs, higher utilities charges • Offset by lower depreciation
Op Profit	$93.5M	-$3.7M (-3.8%)	
Share of Profits from Assoc Cos	$25.0M	-$3.8M (-13.2%)	• Lower overseas profits from AAT & BGS
PATMI	$96.4M	-$4.1M (-4.1%)	• 2% corporate tax reduction

Financial Review

Group Financials

(S$m)	1H07/08	1H06/07	% Change		2Q07/08	2Q06/07	% Change
Operating Revenue	469.9	470.4	(0.1)		237.4	235.7	0.7
Operating Expenditure	376.4	373.2	0.9		189.6	186.2	1.8
Operating Profit	93.5	97.2	(3.8)		47.8	49.5	(3.4)
Share of Profits from Associated Companies	25.0	28.8	(13.2)		12.5	15.6	(19.9)
PBT	124.8	132.1	(5.5)		63.2	68.4	(7.6)
PATMI	96.4	100.5	(4.1)		48.7	52.2	(6.7)

EBITDA	161.2	172.8	(6.7)		81.4	88.8	(8.3)
EBITDA Margin (%)	34.3	36.7	(2.4) pts		34.3	37.7	(3.4) pts

Group Segmental Revenue – 1H07/08

	Revenue	Business Volumes	
Ground Handling	$212.5M (-2.9%) ↓	42.6 (+2.2%) ↑ Flights Handled ('000)	773.9 (+0.3%) ↑ Cargo / Mail Processed ('000 tonnes)
Inflight Catering	$209.4M (+3.8%) ↑	12.6 (+4.0%) ↑ Meals Produced (M)	
Security Services	$22.6M (-12.7%) ↓	Cessation of hold-baggage screening contract with CAAS	
Others	$25.4M (+5.8%) ↑	New businesses and customers secured by Country Foods and ALLS	

Group Segmental Revenue – 2Q07/08

	Revenue	Business Volumes	
Ground Handling	$107.5M (-1.6%) ↓	21.2 (+0.9%) ↑ Flights Handled ('000)	395.9 (+1.5%) ↑ Cargo / Mail Processed ('000 tonnes)
Inflight Catering	$105.4 (+4.2%) ↑	6.4 (+3.7%) ↑ Meals Produced (M)	
Security Services	$11.4M (-10.2%) ↓	Cessation of hold-baggage screening contract with CAAS	
Others	$13.1M (+4.8%) ↑	New businesses and customers secured by Country Foods and ALLS	

Group Segmental Revenue – 1H07/08


Others
(5.1 %)
Security Services
(5.5 %)
5.4 %
4.8 %
45.2 %
44.6%
Inflight Catering
(42.9 %)
Ground Handling
(46.5 %)

Figures in ( ) refer to composition for 1H06/07

Group Expenditure

(S$m)	1H07/08	1H06/07	% Change
Staff costs	**203.4**	**200.7**	**1.3**
Cost of raw materials	**41.6**	**41.0**	**1.5**
Licensing fees	**30.3**	**30.0**	**1.0**
Depreciation charges	**29.7**	**33.8**	**(12.1)**
Coy accommodation & utilities	**32.6**	**31.5**	**3.5**
Other costs	**38.8**	**36.2**	**7.2**
TOTAL	**376.4**	**373.2**	**0.9**

Staff costs (1.3): Overlap NTS/contract workers, higher OT in line with meal volumes

Cost of raw materials (1.5): Increase in line with higher meal volumes

Coy accommodation & utilities (3.5): Increase in line with higher meal volumes

Group Expenditure

(S$m)	1H07/08	1H06/07	% Change	2Q07/08	2Q06/07	% Change
Staff costs	203.4	200.7	1.3	102.1	101.5	0.6
Cost of raw materials	41.6	41.0	1.5	20.9	20.3	3.0
Licensing fees	30.3	30.0	1.0	15.3	15.1	1.3
Depreciation charges	29.7	33.8	(12.1)	14.7	16.9	(13.0)
Coy accommodation & utilities	32.6	31.5	3.5	16.3	15.7	3.8
Other costs	38.8	36.2	7.2	20.3	16.7	21.6
TOTAL	376.4	373.2	0.9	189.6	186.2	1.8

Group Expenditure – 1H07/08


Other Costs
(9.7 %)
Company Accommodation
& Utilities (8.4 %)
Depreciation
Charges (9.1 %)
Licensing
Fees (8.0 %)
Cost of Raw Materials
(11.0 %)
Staff Costs
(53.8 %)
10.3%
8.7%
7.9%
8.0%
54.0%

Figures in ( ) refer to composition for 1H06/07

Group Ratios and Margins

	1H07/08	1H06/07	% Pt Change		2Q07/08	2Q06/07	% Pt Change
Operating Profit Margin (%)	19.9	20.7	(0.8)		20.1	21.0	(0.9)
PBT Margin (%)	26.6	28.1	(1.5)		26.6	29.0	(2.4)
Net Margin - SIN only (%)	16.8	16.9	(0.1)		16.8	17.4	(0.6)
Net Margin - including associate companies (%)	20.6	21.4	(0.8)		20.6	22.2	(1.6)
Share of profits of associated companies over PBT (%)	20.0	21.8	(1.8)		19.8	22.8	(3.0)

Associate Companies – Share of EBITDA & PBT

(S$m)	1H07/08	1H06/07	% Change
EBITDA			
Inflight Catering	9.4	8.1	16.0
Ground Handling	31.8	34.0	(6.5)
TOTAL EBITDA	41.2	42.1	(2.1)
PBT			
Inflight Catering	7.7	5.8	32.8
Ground Handling	17.3	23.0	(24.8)
TOTAL PBT	25.0	28.8	(13.2)

Higher meal volumes in India and Maldives

- Higher operating costs for AAT's new cargo terminal
- Higher operating costs for BGS

Higher operating costs, including depreciation charges for AAT's new cargo terminal

Associate Companies – Share of PBT (1H)

		Δ (S$'M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	0.3
MCS	Macau, China	(0.2)
MEC	Philippines	0.1
MIC	Maldives	0.7
TMIK	Chennai, India	0.3
TSAC	India	0.7
	SUB-TOTAL	1.9

GROUND HANDLING JVs		
AAT	HK SAR, China	(6.3)
BGS	Beijing, China	(0.9)
EGAC	Taipei, ROC	0.1
EGAS	Taipei, ROC	(0.5)
JAS	Indonesia	1.4
TCS	HCM, Vietnam	0.5
	SUB-TOTAL	(5.7)

MIC: higher meal volumes, more flights handled and improved hotel business

TSAC: higher business volume and lower interest expenses

AAT: higher depreciation and operating costs for new cargo terminal

BGS: higher staff costs, higher utilities and additional expenditure incurred in preparation for the new Terminal 3 ops

JAS: more flights and cargo handled and lower expenditure

Group Productivity

	1H07/08	1H06/07	% Change
Average Staff Strength	7,855	7,460	5.3
Opening (Apr 1/Jul 1)	*7,462*	*7,459*	
Closing (Sep 30)	*8,248*	*7,461*	
Value Added per Employee ($)	42,186	45,636	(7.6)
Value Added per $ Employee Cost	1.91	1.99	(4.0)

Interim Dividend

- Proposed ordinary interim dividend of 4 cents gross per share

	1H07/08	1H06/07	% change
Interim Gross Dividend (cents)	**4.0**	4.0	-
Interim Dividend to be paid ($'M)	**43.0**	33.5	28.4
Dividend Payout (%)	**44.6**	33.4	11.2 pts*

- Payable on 29 November 2007

*** Difference due to tax-exempt one-tier dividend payable for 1H07/08***

Commercial Update

Commercial Update

New Business

Etihad Airways (EY)	Ground Handling, Catering, Cargo & Security	Sep 07
Jetstar Airways (3K)	Flight Operations	Jul 07
Cathay Pacific Airways (CX)	Passenger Handling	May 07

Commercial Update

Loss of Business – 1H07/08

Airlines that suspended/ceased operations to SIN

Gulf Air(GF)	Ground Handling, Cargo & Security	Jul 07
Pakistan Airlines (PK)	Ground Handling, Catering, Cargo & Security	Jul 07
Air Sahara (S2)	Ground Handling & Catering Cargo & Security	Jul 07

Loss of account

Qatar Airways (QR)	Ground Handling, Cargo & Security	May 07

Commercial Update

Continuing Impact of Loss of Business from Oct 06 – Mar 07

Airlines that suspended/ceased operations to SIN

Air New Zealand	Ground Handling	Oct 06
Royal Nepal	Ground Handling & Catering	Nov 06
Austrian Airlines	Ground Handling & Catering	Mar 07

Loss of account

Sri Lankan Airlines	Ground Handling & Catering	Jan 07

Commercial Update

A380

SATS – the first ground handling company in the world to handle the A380 superjumbo



sats
AIRLINES
sats

Overseas Expansion

New Joint Venture

Air India, SATS and Indian Airlines consortium was awarded a 7-year concession to provide ground handling services at the new Rajiv Gandhi International Airport which will open in March 2008

एअर इंडिया AIR INDIA   sats one with you   इंडियन Indian Indian Airlines Limited New Horizons. Enduring Values

SATS' Current Network:



Harbin
Changchun
Shenyang
HohHot
Beijing
Tianjin
Qingdao
Chongqing
Wuhan
Nanchang
Guiyang
Taipei
Karachi
Amritsar
Delhi
Doha
Mumbai
Kolkata
Macau
Hong Kong
Manila
Hyderabad
Bangalore
Chennai
Ho Chi Minh
Medan
Male
Singapore
Manado
Pekan Baru
Padang
Batam
Jakarta
Surabaya
Makassar
Timika
Yogyakarta
Denpasar

- Inflight Catering
- Ground Handling
- Inflight Catering and Ground Handling

Meals produced:
63 million a year

Flights handled:
304,000 a year

Passengers handled:
58 million a year

Cargo tonnage handled:
3.7 million tonnes a year

Total network:	39 airports in 10 countries
Catering network:	23 airports in 7 countries
Ground handling network:	29 airports in 7 countries

Outlook

Outlook

The local business environment continues to be competitive. While SATS' business volumes for inflight catering, ground handling and cargo are expected to register modest growth, pressure on rates will remain as key variable to financial performance. Contribution from associated companies is expected to improve slightly for the second half of FY2007-08.

With the inaugural SIA A380 flight on 25 October, SATS becomes the world's first ground handling company to handle the A380. SATS is well placed to handle this new aircraft for its airline customers with this first-hand experience.

The Group remains focused on improving productivity and service quality. It will continue to seek opportunities overseas to broaden its income base and drive its longer term profitability.

Thank You

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Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	31-Oct-2007 18:05:13
Announcement No.	00150

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2007

Attachments:

- SATS_2QFY0708.pdf
- MediaRelease_1H200708_Final.pdf

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sats
one with you
A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2007

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the second quarter and half year ended 30 September 2007 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2007-08	2006-07	2007-08	2006-07
REVENUE	237.4	235.7	469.9	470.4
EXPENDITURE				
Staff costs	(102.1)	(101.5)	(203.4)	(200.7)
Cost of raw materials	(20.9)	(20.3)	(41.6)	(41.0)
Licensing fees	(15.3)	(15.1)	(30.3)	(30.0)
Depreciation and amortisation expenses	(14.7)	(16.9)	(29.7)	(33.8)
Company accommodation and utilities	(16.3)	(15.7)	(32.6)	(31.5)
Other costs	(20.3)	(16.7)	(38.8)	(36.2)
	(189.6)	(186.2)	(376.4)	(373.2)
OPERATING PROFIT	47.8	49.5	93.5	97.2
Interest on borrowings	(1.6)	(1.5)	(3.1)	(3.1)
Interest income	4.1	4.5	8.7	8.5
Amortisation of deferred income	0.4	0.3	0.7	0.7
Share of profits of associated companies	12.5	15.6	25.0	28.8
PROFIT BEFORE TAXATION	63.2	68.4	124.8	132.1
Taxation	(14.3)	(16.0)	(28.1)	(31.2)
PROFIT FOR THE PERIOD	48.9	52.4	96.7	100.9
Attributable to:				
Equity Holders of the Company	48.7	52.2	96.4	100.5
Minority Interests	0.2	0.2	0.3	0.4
	48.9	52.4	96.7	100.9
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	(0.3)	-	(0.3)	(0.2)
Provision for doubtful debts	(0.1)	-	-	-

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 September 2007 (in $ million)

	THE GROUP		THE COMPANY	
	30.09.2007	31.03.2007	30.09.2007	31.03.2007
Share capital	247.9	215.6	247.9	215.6
Reserves				
Revenue reserve	1,110.5	1,111.3	863.3	895.8
Share-based compensation reserve	13.1	13.0	13.1	13.0
Statutory reserve	5.9	5.6	-	-
Foreign currency translation reserve	(31.6)	(31.2)	-	-
Fair value reserve	-	(0.1)	-	(0.1)
Equity attributable to equity holders of the company	1,345.8	1,314.2	1,124.3	1,124.3
Minority interests	4.0	3.9	-	-
Total equity	1,349.8	1,318.1	1,124.3	1,124.3
Deferred taxation	51.5	53.5	32.4	32.7
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.5	2.5	-	-
Deferred income	23.7	24.6	23.7	24.6
	1,627.5	1,598.7	1,380.4	1,381.6
Represented by:-				
Fixed assets				
Leasehold land and buildings	462.2	476.1	-	-
Progress payments	6.0	5.3	0.6	0.6
Others	109.4	119.0	0.6	0.7
	577.6	600.4	1.2	1.3
Investment properties	20.9	21.3	467.8	480.8
Subsidiary companies	-	-	43.3	43.3
Associated companies	347.8	340.7	270.6	270.6
Loan to an associated company	1.7	2.0	1.7	2.0
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	8.8	9.9	0.6	0.5
Current assets				
Trade debtors	59.6	51.2	6.8	4.9
Other debtors	6.9	7.7	5.2	6.3
Prepayments	3.5	2.8	1.5	1.4
Related companies	144.7	398.4	75.7	331.8
Associated companies	3.9	0.7	3.9	0.7
Loan to an associated company	0.6	0.6	0.6	0.6
Stocks	14.2	12.2	0.3	0.2
Short-term non-equity investments	65.2	73.5	65.2	73.5
Fixed deposits	519.3	255.8	518.6	255.0
Cash and bank balances	13.8	19.1	5.6	14.7
	831.7	822.0	683.4	689.1
Less: **Current liabilities**				
Term loans	0.3	0.3	-	-
Trade creditors	108.6	150.2	18.8	24.1
Other creditors	7.6	5.9	2.0	2.0
Related companies	-	-	59.6	73.2
Provision for taxation	52.4	49.1	15.7	14.6
	168.9	205.5	96.1	113.9
Net current assets	662.8	616.5	587.3	575.2
	1,627.5	1,598.7	1,380.4	1,381.6

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.09.2007		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
0.2	0.1	0.2	0.1

Amount repayable after one year

As at 30.09.2007		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
0.1	202.4	-	202.5

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENTS
for the second quarter and half year ended 30 September 2007 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2007-08	2006-07	2007-08	2006-07
Cash flows from operating activities				
Profit before taxation	63.2	68.4	124.8	132.1
Adjustments for:				
Interest income	(4.1)	(4.5)	(8.7)	(8.5)
Interest on borrowings	1.6	1.5	3.1	3.1
Depreciation and amortisation expenses	14.7	16.9	29.7	33.8
Effects of exchange rate changes	0.1	-	0.1	-
Share of profits of associated companies	(12.5)	(15.6)	(25.0)	(28.8)
Share-based payment expense	2.1	1.6	3.7	3.3
Amortisation of deferred income	(0.4)	(0.3)	(0.7)	(0.7)
Operating profit before working capital changes	64.7	68.0	127.0	134.3
(Increase)/decrease in debtors	(9.5)	2.5	(8.2)	(6.1)
(Increase)/decrease in stocks	(0.6)	0.8	(2.0)	1.7
(Increase)/decrease in amounts owing by related companies	(0.5)	(9.2)	7.3	(2.1)
Decrease in creditors	(44.4)	(9.1)	(40.1)	(1.1)
(Increase)/decrease in amounts due from associated companies	(0.6)	0.4	(3.2)	(1.7)
Cash generated from operations	9.1	53.4	80.8	125.0
Interest paid to third parties	(3.0)	(3.0)	(3.1)	(3.1)
Tax paid	(13.1)	(16.8)	(19.6)	(24.7)
Net cash (used in)/provided by operating activities	(7.0)	33.6	58.1	97.2
Cash flows from investing activities				
Purchase of fixed assets	(3.9)	(3.3)	(5.1)	(5.2)
Repayment of loan from associated company	0.2	0.3	0.3	0.4
Dividends from associated companies	1.9	4.5	10.2	12.9
Proceeds from disposal of fixed assets	-	-	0.1	0.1
Interest received from deposits	4.6	5.2	9.1	8.5
Decrease/(increase) in short-term non-equity investments	9.9	27.8	8.3	(38.7)
Net cash provided by/(used in) investing activities	12.7	34.5	22.9	(22.0)
Cash flows from financing activities				
Repayment of term loan	(0.1)	(0.1)	-	(1.8)
Proceeds from exercise of share options	13.2	0.7	28.7	4.9
Dividends paid	(96.9)	(50.3)	(96.9)	(50.3)
Dividends paid by subsidiary company to minority interest	(0.2)	(0.1)	(0.2)	(0.1)
Bank charges on sale and lease back arrangement	(0.1)	-	(0.2)	-
Net cash used in financing activities	(84.1)	(49.8)	(68.6)	(47.3)
Net (decrease)/increase in cash and cash equivalents	(78.4)	18.3	12.4	27.9
Effects of exchange rate changes	(0.1)	-	(0.1)	-
Cash and cash equivalents at beginning of the period	668.3	441.1	577.5	431.5
Cash and cash equivalents at end of the period	589.8	459.4	589.8	459.4

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the second quarter ended 30 September 2007 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 30 June 2007	232.5	1,159.0	13.1	(0.1)	5.6	(23.6)	1,386.5	4.0	1,390.5
Net fair value changes on financial assets	-	-	-	0.1	-	-	0.1	-	0.1
Transfer to statutory reserve	-	(0.3)	-	-	0.3	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(8.0)	(8.0)	-	(8.0)
Net income and expense not recognised in the profit and loss accounts	-	(0.3)	-	0.1	0.3	(8.0)	(7.9)	-	(7.9)
Profit for July-September 2007	-	48.7	-	-	-	-	48.7	0.2	48.9
Net income and expense recognised for July-September 2007	-	48.4	-	0.1	0.3	(8.0)	40.8	0.2	41.0
Share-based payment	-	-	2.1	-	-	-	2.1	-	2.1
Share options exercised	15.4	-	(2.1)	-	-	-	13.3	-	13.3
Dividends, net	-	(96.9)	-	-	-	-	(96.9)	(0.2)	(97.1)
Balance at 30 September 2007	247.9	1,110.5	13.1	-	5.9	(31.6)	1,345.8	4.0	1,349.8
Balance at 30 June 2006	184.0	1,066.5	11.7	(0.2)	4.1	(19.0)	1,247.1	3.5	1,250.6
Transfer to statutory reserve	-	(0.4)	-	-	0.4	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(0.2)	(0.2)	-	(0.2)
Net income and expense not recognised in the profit and loss accounts	-	(0.4)	-	-	0.4	(0.2)	(0.2)	-	(0.2)
Profit for July-September 2006	-	52.2	-	-	-	-	52.2	0.2	52.4
Net income and expense recognised for July-September 2006	-	51.8	-	-	0.4	(0.2)	52.0	0.2	52.2
Share-based payment	-	-	1.6	-	-	-	1.6	-	1.6
Share options exercised	0.7	-	-	-	-	-	0.7	-	0.7
Dividends, net	-	(50.3)	-	-	-	-	(50.3)	-	(50.3)
Balance at 30 September 2006	184.7	1,068.0	13.3	(0.2)	4.5	(19.2)	1,251.1	3.7	1,254.8

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

for the second quarter ended 30 September 2007 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 30 June 2007	232.5	908.8	13.1	(0.1)	1,154.3
Net fair value changes on financial assets	-	-	-	0.1	0.1
Net income and expense not recognised in the profit and loss accounts	-	-	-	0.1	0.1
Profit for July-September 2007	-	51.4	-	-	51.4
Net income and expense recognised for July-September 2007	-	51.4	-	0.1	51.5
Share-based payment	-	-	2.1	-	2.1
Share options exercised	15.4	-	(2.1)	-	13.3
Dividends, net	-	(96.9)	-	-	(96.9)
Balance at 30 September 2007	247.9	863.3	13.1	-	1,124.3
Balance at 30 June 2006	184.0	772.9	11.7	(0.2)	968.4
Profit for July-September 2006	-	94.3	-	-	94.3
Share-based payment	-	-	1.6	-	1.6
Share options exercised	0.7	-	-	-	0.7
Dividends, net	-	(50.3)	-	-	(50.3)
Balance at 30 September 2006	184.7	816.9	13.3	(0.2)	1,014.7

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 September 2006, the number of share options of the Company outstanding was 71,547,325.

During the period July to September 2007, 6,195,835 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period July to September 2007 is as follows:

Date of Grant	Balance at 01.07.2007/ Date of grant	Lapsed	Exercised	Not Accepted	Balance at 30.09.2007	Exercise price*	Expiry date
28.3.2000	6,568,400	(67,800)	(706,500)	-	5,794,100	S$2.15	27.3.2010
3.7.2000	2,514,850	(37,000)	(325,700)	-	2,152,150	S$1.75	2.7.2010
2.7.2001	773,350	(21,400)	(26,850)	-	725,100	S$1.19	1.7.2011
1.7.2002	1,790,000	(7,800)	(278,600)	-	1,503,600	S$1.55	30.6.2012
1.7.2003	1,861,355	-	(313,330)	-	1,548,025	S$1.42	30.6.2013
1.7.2004	6,100,050	(20,580)	(724,020)	-	5,355,450	S$2.04	30.6.2014
1.7.2005	15,339,300	(42,800)	(3,806,650)	-	11,489,850	S$2.22	30.6.2015
3.7.2006	14,704,400	(91,740)	(14,185)	-	14,598,475	S$2.05	2.7.2016
2.7.2007	14,201,500	(27,300)	-	(108,500)	14,065,700	S$3.01	1.7.2017
	63,853,205	(316,420)	(6,195,835)	(108,500)	57,232,450		

* Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

(ii) Restricted Share Plan and Performance Share Plan

As at 30 June 2007, the number of outstanding shares granted under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 179,160 and 84,360 respectively.

During the period July to September 2007, the Company granted 345,750 and 98,200 new restricted shares and performance shares under the RSP and PSP respectively and cancelled 4,900 under the RSP.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 30 September 2007, the number of shares outstanding under the Company's RSP and PSP were 520,010 and 182,560.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited and reviewed by the auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial reporting period compared with the audited financial statements as at 31 March 2007 except for the new Financial Reporting Standard (FRS) 40: Investment property that came into effect for the Group in the financial year beginning 1 April 2007. The new standard requires the properties (land or a building, or part of a building, or both) held to earn rentals to be classified as "Investment properties".

In adopting FRS 40, Investment properties of the Company and the Group are measured at cost less accumulated depreciation and impairment losses. Under the provision of FRS 40 and FRS 8 - Accounting Polices, Changes in Accounting Estimates and Errors, the change in accounting policy has resulted in the following accounts in the financial statements as at 31 March 2007 to be reclassed with no impact to the profit and loss account:

Increased/(decreased) by in $ million	The Group	The Company
Fixed assets	(21.3)	(480.8)
Investment properties	21.3	480.8

The Group will apply FRS 107 and the amendment to FRS 1 from annual period beginning 1 April 2007. FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	2nd Quarter		1st Half	
	2007-08	2006-07	2007-08	2006-07
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.5	5.0	9.0	9.6
(ii) Diluted **	4.5	5.0	8.9	9.6

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.09.2007	As at 31.03.2007	As at 30.09.2007	As at 31.03.2007
Net asset value per ordinary share (cents)	125.1	123.8	104.5	105.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for 6 months ended 30 September 2007

Operating Profit and Net Profit

The Group's operating profit for the first six months ended 30 September 2007 was $93.5 million, a decrease of $3.7 million or 3.8% compared to $97.2 million in the same period last year. The Group's profit attributable to the shareholders decreased 4.1% to $96.4 million.

Balance Sheet

Total equity for the Group increased from $1,318.1 million as at 31 March 2007 to $1,349.8 million as at 30 September 2007. The increase was mainly from the $96.7 million profits and shares option exercised of $28.7 million but was partially offset by dividends payment of $97.1 million.

Cash Flow

The Group has a cash balance of $589.8 million as at 30 September 2007, an increase of $130.4 million compared to a year ago mainly from profits made during the period.

8(a)(ii) Detailed financial analysis for 6 months ended 30 September 2007

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Half				
	2007-08		2006-07		
	$Million	%	$Million	%	% Change
Inflight catering	209.4	44.6	201.7	42.9	+ 3.8
Ground handling	212.5	45.2	218.8	46.5	- 2.9
Security Services	22.6	4.8	25.9	5.5	- 12.7
Others #	25.4	5.4	24.0	5.1	+ 5.8
Total	469.9	100.0	470.4	100.0	- 0.1

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the period April to September 2007 was $469.9 million, a marginal decrease of $0.5 million or 0.1% because of pressure on rates in the current competitive environment and the suspension of flights by some airline clients.

Revenue from inflight catering increased 3.8% from $201.7 million to $209.4 million because of the increase in business volume.

Revenue from ground handling, decreased 2.9% from $218.8 million to $212.5 million because of pressure on rates and the suspension of flights by some airline clients.

Revenue from aviation security services decreased 12.7% from $25.9 million to $22.6 million because of the cessation of hold-baggage screening contract with Civil Aviation Authority of Singapore.

Revenue from other services increased 5.8% to $25.4 million.

Operating Expenditure

Total operating expenditure for the Group increased 0.9% or $3.2 million to $376.4 million for the period April to September 2007 compared to $373.2 million in the same period last year mainly because of higher staff costs, raw material costs and utilities expenses.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 13.2% from $28.8 million to $25.0 million in the first six months ended 30 September 2007. This represents 20.0% of the Group's profit before tax, a 1.8 percentage point lower than the 21.8% in the same period last year.

8(b)(i) Financial highlights for second quarter ended 30 September 2007

Operating Profit and Net Profit

The Group's operating profit for second quarter ended 30 September 2007 was $47.8 million, a decrease of $1.7 million or 3.4% compared to $49.5 million in the same period last year. The Group's profit attributable to equity holders decreased 6.7% to $48.7 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2007-08

The local business environment continues to be competitive. While SATS' business volumes for inflight catering, ground handling and cargo are expected to register modest growth, pressure on rates will remain as key variable to financial performance. Contribution from associated companies is expected to improve slightly for the second half of FY2007-08.

With the inaugural SIA A380 flight on 25 October, SATS becomes the world's first ground handling company to handle the A380. SATS is well placed to handle this new aircraft for its airline customers with this first-hand experience.

The Group remains focused on improving productivity and service quality. It will continue to seek opportunities overseas to broaden its income base and drive its longer term profitability.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share
Tax rate	Tax exempt (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share less tax
Tax rate	20%

(c) Date Payable

The interim dividend will be payable on 29 November 2007.

(d) Books Closure Date

Notice is hereby given that, the Transfer Books and the Register of Members of the Company will be closed on 19 November 2007 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 16 November 2007 will be registered to determine shareholders' entitlements to the proposed interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 16 November 2007 will be entitled to the proposed interim dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the second quarter ended 30 September 2007 and the second quarter of the immediately preceding financial year FY2007-08 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) — 2nd Quarter 2007-08 $'000	2nd Quarter 2006-07 $'000
SembCorp Environmental Management Pte Ltd	5,469	-
Singapore Airlines Ltd	3,185	-
SilkAir (Singapore) Pte Ltd	770	-
Singapore Computer Systems Ltd	-	510
Total	9,424	510

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during the 2nd quarter of FY2007-08 and 2nd quarter of FY2006-07.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
31 October 2007
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the second quarter and half year FY2007/08 financial results to be false or misleading.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

31 October 2007

sats

A Subsidiary of SINGAPORE AIRLINES

No. 02/08

31 October 2007

SATS POSTS SLIGHTLY LOWER INTERIM PROFIT OF S$96.4M

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)	1H FY2007-08 (Apr - Sep 07)	Year-on-Year change (%)	2Q FY2007-08 (Jul - Sep 07)	Year-on-Year change (%)
• Operating revenue	469.9	- 0.1	237.4	+ 0.7
• Operating profit	93.5	- 3.8	47.8	- 3.4
• Share of profits of associated companies	25.0	- 13.2	12.5	- 19.9
• Profit attributable to equity holders	96.4	- 4.1	48.7	- 6.7
• Earnings per share (cents) - basic	9.0	- 6.3	4.5	- 10.0
• Interim dividend per share (cents)	4.0	-		

GROUP EARNINGS

1H FY2007-08 (April - September 2007)

For the first half of FY2007-08, the Group made an operating profit of $93.5 million, compared to $97.2 million in the previous year.

Operating revenue was $469.9 million, 0.1% lower than last year, due to continuing pressure on rates, suspension of flights by some airline clients and cessation of a hold-baggage screening contract with CAAS from end-August 2006.

Note: The SATS Group's unaudited results for the second quarter and half year ended 30 September 2007 were announced on 31 October 2007. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

Operating expenditure increased marginally by 0.9% to $376.4 million as a result of higher staff and raw material costs as well as higher utilities charges.

Profit contribution from associated companies fell 13.2% to $25.0 million mainly because of higher costs incurred by our Hong Kong associate which added a new second cargo terminal in December 2006. Associated companies contributed 20.0% to the Group's profit before tax, down by 1.8 percentage points.

Profit before tax, at $124.8 million, was 5.5% lower while profit attributable to equity holders dropped 4.1% to $96.4 million.

2Q FY2007-08 (July - September 2007)

The Group earned an operating profit of $47.8 million for the second quarter of FY2007-08, compared to $49.5 million in the same quarter last year.

Operating revenue rose 0.7% to $237.4 million on the back of higher meal volumes while operating expenditure increased 1.8% to $189.6 million mainly because of higher staff costs.

Profit contribution from associated companies dropped 19.9% to $12.5 million. Associated companies contributed 19.8% to the Group's profit before tax, 3.0 percentage points lower than the same period last year.

Profit before tax was $63.2 million while profit attributable to equity holders was $48.7 million.

GROUP FINANCIAL POSITION (as at 30 September 2007)

Total equity of the Group rose 2.4% to $1,349.8 million, compared to $1,318.1 million as at 31 March 2007. The increase came from higher share capital as a result of more employee stock options being exercised in the first half of the financial year ended 30 September 2007.

Net asset value per share was $1.25, an increase of 1 cent or 0.8% compared to 31 March 2007.

Total assets declined 0.4% or $7.8 million to $1,796.4 million due to staff bonus and dividend payouts.

Debt equity ratio of the Group remained at 0.15.

GROUP OPERATING PERFORMANCE

All operating indices recorded improvements in the first half and the second quarter of FY2007-08.

	1H FY2007-08 (Apr - Sep 07)	1H FY2006-07 (Apr - Sep 06)	% change
Passengers handled ('M)	15.42	14.18	+ 8.7
Meals produced ('M)	12.57	12.09	+ 4.0
Flights handled ('000)	42.56	41.64	+ 2.2
Cargo/mail processed ('000 tonnes)	773.92	771.76	+ 0.3

	2Q FY2007-08 (Jul - Sep 07)	2Q FY2006-07 (Jul - Sep 06)	% change
Passengers handled ('M)	7.82	7.27	+ 7.6
Meals produced ('M)	6.37	6.14	+ 3.7
Flights handled ('000)	21.21	21.03	+ 0.9
Cargo/mail processed ('000 tonnes)	395.92	390.13	+ 1.5

INTERIM DIVIDEND

SATS is proposing an interim dividend of 4 cents per share to be paid on 29 November 2007. The interim dividend will amount to $43.0 million, representing a payout ratio of 44.6% of net profit. Last financial year, the interim dividend of 4 cents per share represented a payout ratio of 33.4% of net profit.

OUTLOOK

The local business environment continues to be competitive. While SATS' business volumes for inflight catering, ground handling and cargo are expected to register modest growth, pressure on rates will remain as key variable to financial performance. Contribution from associated companies is expected to improve slightly for the second half of FY2007-08.

With the inaugural SIA A380 flight on 25 October, SATS becomes the world's first ground handling company to handle the A380. SATS is well placed to handle this new aircraft for its airline customers with this first-hand experience.

The Group remains focused on improving productivity and service quality. It will continue to seek opportunities overseas to broaden its income base and drive its longer term profitability.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering 39 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1H and 2Q FY2007-08 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	1H FY2007-08	1H FY2006-07	2Q FY2007-08	2Q FY2006-07
Financial Results ($ million)				
Total revenue	469.9	470.4	237.4	235.7
Total expenditure	376.4	373.2	189.6	186.2
Operating profit	93.5	97.2	47.8	49.5
Share of profits from associated companies	25.0	28.8	12.5	15.6
Profit before taxation	124.8	132.1	63.2	68.4
Profit attributable to equity holders	96.4	100.5	48.7	52.2
Per Share Data				
Earnings after tax (cents) - basic [R1]	9.0	9.6	4.5	5.0
- diluted [R2]	8.9	9.6	4.5	5.0
Return on turnover (%)	20.6	21.4	20.6	22.2
Economic Value Added	34.2	45.6	16.7	24.3

Financial Position ($ million)	As at 30 Sep 2007	As at 31 Mar 2007
Share capital	247.9	215.6
Revenue reserve	1,110.5	1,111.3
Foreign currency translation reserve	(31.6)	(31.2)
Share-based compensation reserve	13.1	13.0
Statutory reserve	5.9	5.6
Fair value reserve	-	(0.1)
Equity attributable to equity holders	1,345.8	1,314.2
Total assets	1,796.4	1,804.2
Total debt	202.8	202.8
Total debt equity ratio (times) [R3]	0.15	0.15
Net asset value per share ($) [R4]	1.25	1.24

[R1] Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

[R2] Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

[R3] Total debt equity ratio is total debt divided by equity attributable to equity holders.

[R4] Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Oct-2007 18:43:09
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for September 2007, Second Quarter and First Half of FY2007/08
Description	
Attachments:	SATS-OperatingData-Sep2007.pdf Total size = **47K** (2048K size limit recommended)

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This is the SATS operating data for September 2007, Second Quarter and First Half of FY2007-08:

	September 2007	September 2006	% change
Unit Services Handled ('000)	6.60	6.82	- 3.1
Flights Handled ('000)	6.95	6.95	-
Cargo/Mail Processed ('000 tonnes)	134.64	134.80	- 0.1
Passengers Handled ('M)	2.48	2.32	+ 7.1
Unit Meals Produced ('M)	1.63	1.58	+ 3.3
Gross Meals Produced ('M)	2.05	1.96	+ 4.6

	2nd Quarter FY2007-08 (Jul – Sep 07)	2nd Quarter FY2006-07 (Jul - Sep 06)	% change
Unit Services Handled ('000)	20.20	20.69	- 2.4
Flights Handled ('000)	21.21	21.03	+ 0.9
Cargo/Mail Processed ('000 tonnes)	395.92	390.13	+ 1.5
Passengers Handled ('M)	7.82	7.27	+ 7.6
Unit Meals Produced ('M)	5.05	4.89	+ 3.4
Gross Meals Produced ('M)	6.37	6.14	+ 3.7

	1H FY2007-08 (Apr – Sep 07)	1H FY2006-07 (Apr- Sep 06)	% change
Unit Services Handled ('000)	40.47	41.10	- 1.5
Flights Handled ('000)	42.56	41.64	+ 2.2
Cargo/Mail Processed ('000 tonnes)	773.92	771.76	+ 0.3
Passengers Handled ('M)	15.42	14.18	+ 8.7
Unit Meals Produced ('M)	10.03	9.62	+ 4.2
Gross Meals Produced ('M)	12.57	12.09	+ 4.0

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOS 719	
28 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
28 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 718	
27 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 DEC 2007	Lodgment of Return of Allotment of Shares – 2,200 shares
ESOS 717	
17 DEC 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
17 DEC 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
17 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 716	
12 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
12 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 715	
07 DEC 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
07 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
07 DEC 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOS 714	
05 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
05 DEC 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
05 DEC 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
ESOS 713	
27 NOV 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
27 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
27 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
27 NOV 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
ESOS 712	
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 711	
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 710	
14 NOV 2007	Lodgment of Return of Allotment of Shares – 31,200 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOS 709

14 NOV 2007	Lodgment of Return of Allotment of Shares – 41,044 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 6,500 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 100 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
14 NOV 2007	Lodgment of Return of Allotment of Shares – 33,800 shares

ESOS 708

13 NOV 2007	Lodgment of Return of Allotment of Shares – 67,356 shares
13 NOV 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
13 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
13 NOV 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOS 707

06 NOV 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
06 NOV 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
06 NOV 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
06 NOV 2007	Lodgment of Return of Allotment of Shares – 14,800 shares

ESOS 706

29 OCT 2007	Lodgment of Return of Allotment of Shares – 11,000 shares
29 OCT 2007	Lodgment of Return of Allotment of Shares – 5,800 shares

ESOS 705

19 OCT 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
19 OCT 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
19 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOS 704

19OCT 2007	Lodgment of Return of Allotment of Shares – 18,800 shares
19OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
19 OCT 2007	Lodgment of Return of Allotment of Shares – 400 shares
19 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOS 703

18 OCT 2007	Lodgment of Return of Allotment of Shares – 50,000 shares
18 OCT 2007	Lodgment of Return of Allotment of Shares – 5,600 shares
18 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 OCT 2007	Lodgment of Return of Allotment of Shares – 10,400 shares

ESOS 702

16 OCT 2007	Lodgment of Return of Allotment of Shares – 101,300 shares
16 OCT 2007	Lodgment of Return of Allotment of Shares – 10,000 shares
16 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
16 OCT 2007	Lodgment of Return of Allotment of Shares – 10,400 shares

ESOS 701	
12 OCT 2007	Lodgment of Return of Allotment of Shares – 78,600 shares
12 OCT 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
12 OCT 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
ESOS 700	
9 OCT 2007	Lodgment of Return of Allotment of Shares – 35,700 shares
9 OCT 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
9 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
9 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
9 OCT 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
ESOS 699	
09 OCT 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
09 OCT 2007	Lodgment of Return of Allotment of Shares – 1,300 shares
09 OCT 2007	Lodgment of Return of Allotment of Shares – 1,300 shares
09 OCT 2007	Lodgment of Return of Allotment of Shares – 1,300 shares
09 OCT 2007	Lodgment of Return of Allotment of Shares – 1,300 shares
ESOS 698	
03 OCT 2007	Lodgment of Return of Allotment of Shares – 26,600 shares
03 OCT 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
03 OCT 2007	Lodgment of Return of Allotment of Shares – 5,800 shares
03 OCT 2007	Lodgment of Return of Allotment of Shares – 3,200 shares

ESOS 697

02 OCT 2007	Lodgment of Return of Allotment of Shares – 33,800 shares
02 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
02 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
02 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
02 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
02 OCT 2007	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOS 696

01 OCT 2007	Lodgment of Return of Allotment of Shares – 50,300 shares
01 OCT 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
01 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
01 OCT 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
01 OCT 2007	Lodgment of Return of Allotment of Shares – 15,200 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002672517A

Date/Time : 28/12/2007 11:52

Transaction No : C070679874

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

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Registration No. : **197201770G**

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☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
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Currency : **SINGAPORE, DOLLARS (SGD)**

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Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	21/12/2007		

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076421005**	**0**	**0**
Amount of Issued Share Capital :	**238247433.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238247433.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002672509A

Date/Time : 28/12/2007 11:49

Transaction No : C070679866

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	21/12/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076418405**	**0**	**0**
Amount of Issued Share Capital :	**238241661.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238241661.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002670371A

Date/Time : 27/12/2007 09:48

Transaction No : C070677527

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	18/12/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076415805**	**0**	**0**
Amount of Issued Share Capital :	**238236071.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238236071.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002670364A

Date/Time : 27/12/2007 09:45

Transaction No : C070677521

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	18/12/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076413205**	**0**	**0**
Amount of Issued Share Capital :	**238230299.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238230299.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002662456A

Date/Time : 17/12/2007 16:43

Print

Transaction No : C070669046

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	12/12/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076411005**	**0**	**0**
Amount of Issued Share Capital :	**238225811.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238225811.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002662411A

Date/Time : 17/12/2007 16:31

Print

Transaction No : C070669022

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	12/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076405805**	**0**	**0**
Amount of Issued Share Capital :	**238214267.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238214267.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002662369A

Transaction No : C070668995

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 17/12/2007 16:21

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	12/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076400605**	**0**	**0**
Amount of Issued Share Capital :	**238203659.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238203659.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000265763OA

Transaction No : C070664126

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 12/12/2007 15:54

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	07/12/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076398005**	**0**	**0**
Amount of Issued Share Capital :	**238198069.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238198069.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002657597A

Date/Time : 12/12/2007 15:44

Transaction No : C070664083

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	07/12/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076395405**	**0**	**0**
Amount of Issued Share Capital :	**238192297.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238192297.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652714A

Date/Time : 07/12/2007 11:29

Transaction No : C070658936

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076392805**	**0**	**0**
Amount of Issued Share Capital :	**238189203.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238189203.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652710A

Date/Time : 07/12/2007 11:27

Transaction No : C070658932

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076385005**	**0**	**0**
Amount of Issued Share Capital :	**238171887.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238171887.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652703A

Date/Time : 07/12/2007 11:23

Transaction No : C070658924

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076382405**	**0**	**0**
Amount of Issued Share Capital :	**238166583.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238166583.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652692A

Date/Time : 07/12/2007 11:21

Transaction No : C070658916

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076379805**	**0**	**0**
Amount of Issued Share Capital :	**238162553.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238162553.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652650A

Date/Time : 07/12/2007 11:07

Transaction No : C070658882

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076377205**	**0**	**0**
Amount of Issued Share Capital :	**238159459.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238159459.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002652617A

Date/Time : 07/12/2007 10:48

Transaction No : C070658846

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 605.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	03/12/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076374605**	**0**	**0**
Amount of Issued Share Capital :	**238154909.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238154909.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002649770A
Transaction No	: C070655943
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/12/2007 10:10

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	29/11/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076369405**	**0**	**0**
Amount of Issued Share Capital :	**238143729.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238143729.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002649763A

Date/Time : 05/12/2007 10:07

Transaction No : C070655940

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

It is Important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	*Summary of Capital*

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	29/11/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076366805**	**0**	**0**
Amount of Issued Share Capital :	**238137957.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238137957.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002649755A

Date/Time : 05/12/2007 10:04

Print

Transaction No : C070655934

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	29/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076364205**	**0**	**0**
Amount of Issued Share Capital :	**238132653.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238132653.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002640960A

Date/Time : 27/11/2007 11:39

Print

Transaction No : C070646560

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	22/11/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076356405**	**0**	**0**
Amount of Issued Share Capital :	**238115883.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238115883.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002640948A

Date/Time : 27/11/2007 11:37

Print

Transaction No : C070646547

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	22/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076351205**	**0**	**0**
Amount of Issued Share Capital :	**238104339.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238104339.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002640939A

Date/Time : 27/11/2007 11:34

Transaction No : C070646539

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	22/11/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076348605**	**0**	**0**
Amount of Issued Share Capital :	**238099035.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238099035.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002640926A

Date/Time : 27/11/2007 11:31

Transaction No : C070646529

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	22/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076340805**	**0**	**0**
Amount of Issued Share Capital :	**238087959.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238087959.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002640916A

Date/Time : 27/11/2007 11:27

Transaction No : C070646518

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	22/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076338205**	**0**	**0**
Amount of Issued Share Capital :	**238083929.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238083929.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002640904A

Date/Time : 27/11/2007 11:25

Transaction No : C070646507

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	22/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076333005**	**0**	**0**
Amount of Issued Share Capital :	**238074829.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238074829.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002628359A

Transaction No : C070634045

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 14/11/2007 16:20

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	14/11/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076327805**	**0**	**0**
Amount of Issued Share Capital :	**238063649.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238063649.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002627785A	Date/Time :	14/11/2007 11:35
Transaction No	: C070633443		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		

Date of Allotment: 13/11/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076325205**	**0**	**0**
Amount of Issued Share Capital :	**238059957.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238059957.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627777A

Date/Time : 14/11/2007 11:32

Transaction No : C070633438

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076322605**	**0**	**0**
Amount of Issued Share Capital :	**238056265.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238056265.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627765A

Date/Time : 14/11/2007 11:28

Transaction No : C070633428

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	06/11/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076291405**	**0**	**0**
Amount of Issued Share Capital :	**237987001.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237987001.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002627760A
Transaction No	: C070633423
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/11/2007 11:26

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076288805**	**0**	**0**
Amount of Issued Share Capital :	**237981697.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237981697.55**	**0**	**0**

(710) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627753A

Date/Time : 14/11/2007 11:23

Transaction No : C070633418

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	06/11/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076286205**	**0**	**0**
Amount of Issued Share Capital :	**237978005.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237978005.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002627531A

Date/Time : 14/11/2007 09:42

Transaction No : C070633223

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41044		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076283605**	**0**	**0**
Amount of Issued Share Capital :	**237972415.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237972415.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627526A

Date/Time : 14/11/2007 09:40

Transaction No : C070633220

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	06/11/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076242561**	**0**	**0**
Amount of Issued Share Capital :	**237881297.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237881297.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627521A

Date/Time : 14/11/2007 09:37

Transaction No : C070633218

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076234761**	**0**	**0**
Amount of Issued Share Capital :	**237865385.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237865385.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627515A

Transaction No : C070633215

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 14/11/2007 09:35

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076228261**	**0**	**0**
Amount of Issued Share Capital :	**237856155.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237856155.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627509A

Date/Time : 14/11/2007 09:32

Transaction No : C070633211

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 305.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	06/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076225661**	**0**	**0**
Amount of Issued Share Capital :	**237852125.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237852125.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627502A

Date/Time : 14/11/2007 09:30

Print

Transaction No : C070633206

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 315.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	06/11/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076225561**	**0**	**0**
Amount of Issued Share Capital :	**237852006.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237852006.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002627497A

Date/Time : 14/11/2007 09:27

Transaction No : C070633200

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		

Date of Allotment: 06/11/2007

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076220361**	**0**	**0**
Amount of Issued Share Capital :	**237842906.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237842906.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/11/2007 11:24

Print

Receipt No	: ACR0000002626366A
Transaction No	: C070632012
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	67356		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	05/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076186561**	**0**	**0**
Amount of Issued Share Capital :	**237770236.87**	**0**	**0**
Amount of Paid-up Share Capital :	**237770236.87**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002626359A

Date/Time : 13/11/2007 11:21

Transaction No : C070632006

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	05/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076119205**	**0**	**0**
Amount of Issued Share Capital :	**237620706.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237620706.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/11/2007 11:19

Print

Receipt No	: ACR0000002626353A
Transaction No	: C070631998
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	05/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076108805**	**0**	**0**
Amount of Issued Share Capital :	**237599490.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237599490.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002626343A

Date/Time : 13/11/2007 11:16

Transaction No : C070631985

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	05/11/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076106205**	**0**	**0**
Amount of Issued Share Capital :	**237595798.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237595798.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002621014A

Date/Time : 06/11/2007 14:54

Transaction No : C070626715

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	01/11/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076101005**	**0**	**0**
Amount of Issued Share Capital :	**237584618.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237584618.55**	**0**	**0**

(707) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002621008A

Date/Time : 06/11/2007 14:51

Transaction No : C070626707

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	01/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076085405**	**0**	**0**
Amount of Issued Share Capital :	**237549986.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237549986.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002620999A

Date/Time : 06/11/2007 14:49

Transaction No : C070626699

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	01/11/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076077605**	**0**	**0**
Amount of Issued Share Capital :	**237534074.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237534074.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002620990A

Date/Time : 06/11/2007 14:46

Transaction No : C070626690

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	01/11/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076075005**	**0**	**0**
Amount of Issued Share Capital :	**237530382.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237530382.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002604353A

Date/Time : 29/10/2007 11:39

Print

Transaction No : C070606498

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	24/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076060205**	**0**	**0**
Amount of Issued Share Capital :	**237498562.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237498562.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002604344A

Date/Time : 29/10/2007 11:36

Transaction No : C070606484

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	*Shareholders list* after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	24/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076049205**	**0**	**0**
Amount of Issued Share Capital :	**237474142.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237474142.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588544A

Date/Time : 19/10/2007 14:31

Transaction No : C070586954

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	17/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076043405**	**0**	**0**
Amount of Issued Share Capital :	**237462310.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237462310.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588537A

Date/Time : 19/10/2007 14:29

Transaction No : C070586944

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	17/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076035605**	**0**	**0**
Amount of Issued Share Capital :	**237444994.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237444994.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588519A

Date/Time : 19/10/2007 14:26

Transaction No : C070586927

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	17/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076030405**	**0**	**0**
Amount of Issued Share Capital :	**237434386.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237434386.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588509A

Date/Time : 19/10/2007 14:24

Transaction No : C070586917

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	16/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076027805**	**0**	**0**
Amount of Issued Share Capital :	**237428796.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237428796.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588492A

Date/Time : 19/10/2007 14:21

Transaction No : C070586900

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	16/10/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076009005**	**0**	**0**
Amount of Issued Share Capital :	**237387060.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237387060.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588483A

Date/Time : 19/10/2007 14:19

Transaction No : C070586886

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	16/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076006405**	**0**	**0**
Amount of Issued Share Capital :	**237381756.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237381756.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002588473A

Date/Time : 19/10/2007 14:16

Print

Transaction No : C070586874

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	16/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076006005**	**0**	**0**
Amount of Issued Share Capital :	**237381056.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237381056.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002585693A	Date/Time : 18/10/2007 10:53
Transaction No	: C070583578	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	12/10/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076003405**	**0**	**0**
Amount of Issued Share Capital :	**237375466.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237375466.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002585682A

Date/Time : 18/10/2007 10:50

Transaction No : C070583560

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	12/10/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075953405**	**0**	**0**
Amount of Issued Share Capital :	**237264466.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237264466.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002585650A	Date/Time : 18/10/2007 10:43
Transaction No	: C070583528	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 595.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	12/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075947805**	**0**	**0**
Amount of Issued Share Capital :	**237253042.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237253042.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002585637A

Date/Time : 18/10/2007 10:39

Transaction No : C070583512

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 605.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	12/10/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075945205**	**0**	**0**
Amount of Issued Share Capital :	**237249350.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237249350.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002585631A

Date/Time : 18/10/2007 10:37

Transaction No : C070583504

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 615.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	12/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075942605**	**0**	**0**
Amount of Issued Share Capital :	**237245320.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237245320.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002581492A

Date/Time : 16/10/2007 11:53

Transaction No : C070578930

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 625.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	101300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	10/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075932205**	**0**	**0**
Amount of Issued Share Capital :	**237222960.55**	**0**	**0**
Amount of Paid-up Share Capital :	**237222960.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002581479A

Date/Time : 16/10/2007 11:50

Transaction No : C070578916

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 635.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	10/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075830905**	**0**	**0**
Amount of Issued Share Capital :	**236998074.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236998074.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002581469A

Date/Time : 16/10/2007 11:48

Transaction No : C070578904

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 645.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	10/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075820905**	**0**	**0**
Amount of Issued Share Capital :	**236977674.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236977674.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002581454A

Date/Time : 16/10/2007 11:43

Transaction No : C070578885

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 655.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	10/10/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075818305**	**0**	**0**
Amount of Issued Share Capital :	**236973124.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236973124.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002576916A

Date/Time : 12/10/2007 11:36

Print

Transaction No : C070573699

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 665.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the *resolution or* the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	78600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	09/10/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075807905**	**0**	**0**
Amount of Issued Share Capital :	**236950764.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236950764.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002576903A
Transaction No	: C070573682
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 12/10/2007 11:34

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 675.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		

Date of Allotment: 09/10/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075729305**	**0**	**0**
Amount of Issued Share Capital :	**236776272.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236776272.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 12/10/2007 11:31

Print

Receipt No : ACR0000002576891A
Transaction No : C070573665
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 685.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	09/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075713705**	**0**	**0**
Amount of Issued Share Capital :	**236744448.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236744448.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002570298A

Date/Time : 09/10/2007 11:36

Transaction No : C070566341

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 695.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	04/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075705905**	**0**	**0**
Amount of Issued Share Capital :	**236727678.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236727678.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002570283A

Date/Time : 09/10/2007 11:33

Transaction No : C070566323

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 705.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	04/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075670205**	**0**	**0**
Amount of Issued Share Capital :	**236648424.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236648424.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002570264A

Date/Time : 09/10/2007 11:30

Transaction No : C070566310

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 715.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	04/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075662405**	**0**	**0**
Amount of Issued Share Capital :	**236632512.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236632512.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002570239A

Date/Time : 09/10/2007 11:27

Transaction No : C070566292

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 725.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075659805**	**0**	**0**
Amount of Issued Share Capital :	**236628820.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236628820.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002570225A

Date/Time : 09/10/2007 11:25

Transaction No : C070566280

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 735.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075657205**	**0**	**0**
Amount of Issued Share Capital :	**236625726.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236625726.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002569897A

Date/Time : 09/10/2007 10:15

Transaction No : C070565921

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 745.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	03/10/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075646805**	**0**	**0**
Amount of Issued Share Capital :	**236603366.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236603366.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002569885A

Date/Time : 09/10/2007 10:12

Transaction No : C070565911

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 755.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	03/10/2007		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075633805**	**0**	**0**
Amount of Issued Share Capital :	**236574506.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236574506.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 09/10/2007 10:10

Receipt No : ACR000002569877A
Transaction No : C070565902
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 765.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	03/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075632505**	**0**	**0**
Amount of Issued Share Capital :	**236572491.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236572491.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002569866A

Date/Time : 09/10/2007 10:07

Transaction No : C070565892

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 775.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	03/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075631205**	**0**	**0**
Amount of Issued Share Capital :	**236570944.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236570944.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002569858A

Date/Time : 09/10/2007 10:05

Transaction No : C070565882

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 785.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	03/10/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075629905**	**0**	**0**
Amount of Issued Share Capital :	**236568669.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236568669.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002561324A

Date/Time : 03/10/2007 14:19

Transaction No : C070556683

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 795.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	01/10/2007		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075628605**	**0**	**0**
Amount of Issued Share Capital :	**236565874.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236565874.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002561307A

Date/Time : 03/10/2007 14:16

Print

Transaction No : C070556672

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 805.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. *eg. 999999.9999999999*			
paid :	1.55		
unpaid :	0		
Date of Allotment:	01/10/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075602005**	**0**	**0**
Amount of Issued Share Capital :	**236506822.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236506822.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002561296A

Date/Time : 03/10/2007 14:13

Transaction No : C070556661

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 815.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the *resolution or* the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	01/10/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075596205**	**0**	**0**
Amount of Issued Share Capital :	**236497832.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236497832.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002561282A

Date/Time : 03/10/2007 14:10

Transaction No : C070556646

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 825.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	01/10/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075590405**	**0**	**0**
Amount of Issued Share Capital :	**236487682.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236487682.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002558032A	Date/Time : 02/10/2007 09:39
Transaction No	: C070553133	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 835.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	27/09/2007		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075587205**	**0**	**0**
Amount of Issued Share Capital :	**236480802.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236480802.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002558014A

Date/Time : 02/10/2007 09:36

Transaction No : C070553115

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 845.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	27/09/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075553405**	**0**	**0**
Amount of Issued Share Capital :	**236405766.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236405766.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002558004A

Date/Time : 02/10/2007 09:34

Transaction No : C070553106

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 855.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	27/09/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075550805**	**0**	**0**
Amount of Issued Share Capital :	**236402074.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236402074.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002557987A

Date/Time : 02/10/2007 09:31

Print

Transaction No : C070553095

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 865.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	27/09/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075548205**	**0**	**0**
Amount of Issued Share Capital :	**236398044.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236398044.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002557969A

Date/Time : 02/10/2007 09:26

Transaction No : C070553074

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 875.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	27/09/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075545605**	**0**	**0**
Amount of Issued Share Capital :	**236394950.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236394950.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002557959A

Date/Time : 02/10/2007 09:24

Transaction No : C070553064

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 885.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	27/09/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075543005**	**0**	**0**
Amount of Issued Share Capital :	**236390400.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236390400.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002555831A

Date/Time : 01/10/2007 10:32

Print

Transaction No : C070550582

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 895.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	25/09/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075537805**	**0**	**0**
Amount of Issued Share Capital :	**236379220.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236379220.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002555815A

Date/Time : 01/10/2007 10:29

Transaction No : C070550564

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 905.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	25/09/2007		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075487505**	**0**	**0**
Amount of Issued Share Capital :	**236267554.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236267554.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002555802A

Date/Time : 01/10/2007 10:27

Transaction No : C070550554

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 915.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	25/09/2007		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075479705**	**0**	**0**
Amount of Issued Share Capital :	**236251642.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236251642.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002555784A

Date/Time : 01/10/2007 10:24

Transaction No : C070550536

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 925.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	25/09/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075477105**	**0**	**0**
Amount of Issued Share Capital :	**236247950.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236247950.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002555774A

Date/Time : 01/10/2007 10:21

Transaction No : C070550525

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 935.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1271626E / TAY AH KEE ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	25/09/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1075474505**	**0**	**0**
Amount of Issued Share Capital :	**236243920.55**	**0**	**0**
Amount of Paid-up Share Capital :	**236243920.55**	**0**	**0**

END